[LETTERHEAD]
                                  Law Offices
                           Reisman & Associates, P.A.
                              6975 NW 62nd Terrace
                               Parkland, Florida
                                     33067
                         email: Jbreisman@earthlink.net
                               phone:954-344-0809
                                Fax:928-569-8195

November 12, 2004


Ms. Carrie Darling
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: McKenzie Bay International, Ltd.
         Form SB-2
         File No. 333-119493

Dear Ms. Darling:

Confirming our telephone conversation, the following paragraph was inadvertently omitted from the cover page of the prospectus in Amendment No. 1:

       Cornell Capital Partners is not obligated to purchase any of our shares unless our shares shall have been authorized for quotation on the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange, the OTC Bulletin Board or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the shares.

The paragraph will immediately follow the paragraph beginning "There is no cap..." in the prospectus to be filed pursuant to Rule 424 under the Securities Act of 1933. The paragraph was included in the prospectus included in Amendment No. 1 under the caption "The Standby Equity Distribution Agreement."

The foregoing paragraph constitutes the only substantive change in Amendment No. 1 on the pages I faxed to you on November 10, 2004.

Sincerely,

/s/ Jonathan B. Reisman
_______________________
Jonathan B. Reisman